[Letterhead of Vimpel-Communications]


FOR IMMEDIATE RELEASE


              VIMPELCOM ANNOUNCES THIRD QUARTER AND NINE MONTH 2002
                         FINANCIAL AND OPERATING RESULTS
      --------------------------------------------------------------------------

            -- 94% YEAR-TO-YEAR INCREASE IN NET OPERATING REVENUES --
                 -- 191% YEAR-TO-YEAR INCREASE IN NET INCOME --
                   -- 151% YEAR-TO-YEAR INCREASE IN EBITDA --
                    -- APPROXIMATELY 4.5 MILLION SUBSCRIBERS
      INCLUDING APPROXIMATELY 1 MILLION REGIONAL SUBSCRIBERS AS OF TODAY --


Moscow  and  New  York   (November   21,  2002)  -  Open  Joint  Stock   Company
"Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP), a leading provider of wireless telecommunications services in Russia, today announced its financial and operating results for the quarter and nine months ended September 30, 2002. During the third quarter of 2002, VimpelCom showed strong subscriber growth and substantial improvement in net operating revenues, operating income, EBITDA and EBITDA margin. For the quarter ended September 30, 2002, VimpelCom reported net operating revenues of $221.1 million, a 93.8% increase from the $114.1 million reported for the same period in 2001; EBITDA of $102.6 million, a 150.5% increase from the $40.9 million reported for the same period in 2001; and net income of $40.5 million, an increase of 191.0% from the $13.9 million reported for the third quarter of 2001. The Company's EBITDA margin for the third quarter of 2002 was approximately 46.4% compared to approximately 35.9% for the same period of 2001.

As of September 30, 2002, VimpelCom had approximately 4.03 million subscribers on its wireless networks and networks operated by VimpelCom's subsidiaries, including 3.31 million subscribers in the Moscow license area, representing a total year-to-year growth of approximately 172%. As of today, VimpelCom's total number of subscribers is 4.52 million, with 3.53 million subscribers in the Moscow license area and 0.99 million subscribers in the regions outside of Moscow.

Using independent sources to estimate the number of subscribers of the Company's competitors in the Moscow license area, VimpelCom estimates that its market share in the Moscow license area was 52.7% at the end of the third quarter of 2002, a significant improvement compared to the Company's estimated market share of 39.8% reported at the end of the third quarter of 2001.

Commenting on today's announcement, Jo Lunder, Chief Executive Officer of VimpelCom, said, "We are very pleased with our third quarter results. Our growth was faster than expected and we are confident of our ability to continue to take advantage of the great potential of the Russian market. In addition to maintaining our strong position in Moscow, we have made significant progress in our national expansion, and now have 34 GSM networks in commercial operation outside of Moscow. With the recently completed second tranche

                                     -more-

VimpelCom Announces Third Quarter And Nine Month 2002 Financial And Operating Results
Page 2 of 4

of investment in VimpelCom-Region, we expect our national expansion will continue to proceed at a fast pace."

                     Key Financial and Operating Indicators


                                      3 months ended                      9 months ended


------------------------ ------------ ------------- -------------     -------------- ------------- -------------
                         Sept. 30,     Sept. 30,     Change (%)        Sept. 30,       Sept. 30,    Change (%)
                            2002          2001                            2002           2001
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
Net operating revenues
(US$,000)                221,077      114,098       93.8%             539,518        288,520       87.0%
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
EBITDA (US$,000)         102,567      40,940        150.5%            237,594        104,700       126.9%
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
EBITDA margin            46.4%        35.9%         29.2%             44.0%          36.3%         21.2%
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
Net income (US$,000)     40,487       13,915        191.0%            90,474         28,455        218.0%
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
ARPU(US$) (1)            19.8         27.8          -28.8%            19.4           27.6          -29.7%
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
MOU (min) (2)            97.2         110.8         -12.3%            93.8           105.0         -10.7%
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
------------------------ ------------ ------------- -------------     -------------- ------------- -------------
SAC (US$) (3)            24.6         40.9          -39.9%            28.4           40.1          -29.2%
------------------------ ------------ ------------- -------------     -------------- ------------- -------------



Notes:

1. ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing the Company's service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of the Company's subscribers during the month.
2. MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.
3. SAC (Subscriber Acquisition Cost) is calculated as dealer commissions, advertising expenses and handset subsidies for the period divided by the number of gross sales during the period.


In the third quarter of 2002, the Company's business showed increasing efficiency that resulted in the substantial growth of several key financial indicators compared with results reported for the second quarter of 2002. In the third quarter of 2002, net operating revenues grew to $221.1 million, a 27.5% increase compared to the $173.4 million reported for the second quarter of 2002. EBITDA increased by 42.9% in the third quarter compared to the second quarter of 2002 to $102.6 million from $71.8 million, and the Company's EBITDA margin improved to 46.4% in the third quarter compared to 41.4% in the second quarter of 2002. Net income in the third quarter of 2002 increased 84.9% to $40.5 million from the $21.9 million reported for the second quarter of 2002. The primary reasons for these improvements from the second to third quarter of 2002 were (1) growth of VimpelCom's subscriber base; (2) stable ARPU; (3) improved operating margins; (4) improved control over the Company's exposure to U.S. dollar/euro exchange rate fluctuations; and (5) improved financial performance of VimpelCom-Region.

The Company's MOU in the third quarter of 2002 was 97.2 minutes, a decrease of approximately 12.3% compared to 110.8 minutes reported in the third quarter of 2001. ARPU for the third quarter of 2002 was approximately $19.8, a 28.8% decrease from $27.8 reported for the third quarter of 2001. The decrease in MOU and ARPU in the third quarter of 2002 as compared with the third quarter of 2001 was primarily related to the Company's increased penetration level which resulted in a higher proportion of prepaid subscribers on the Company's networks. However, MOU and ARPU were stable during the first nine months of 2002 and even slightly increased in the third quarter of 2002, primarily due to seasonal factors. In the second quarter of 2002, MOU and ARPU were 94.7 minutes and $18.9, respectively.

                                     -more

VimpelCom Announces Third Quarter And Nine Month 2002 Financial And Operating Results


Selling, general and administrative expenses (SG&A) as a percentage of net revenues significantly improved to 30.9% in the third quarter of 2002 from 36.8% in the second quarter of 2002. This was primarily driven by lower SAC that improved to $24.6 per subscriber from $31.3 reported for the second quarter of 2002.

The Company's financial results include the activities of VimpelCom-Region, which holds the Company's GSM licenses for areas outside of Moscow. As in previous quarters, in the third quarter of 2002, VimpelCom-Region's expenses exceeded its revenues as the company continues to launch new regional networks and upgrade the existing networks in its licensed territories. Total operating revenues, excluding intra-group transactions, for Moscow on a stand-alone basis and VimpelCom-Region (including the contribution from Orensot acquired in July
2002) in the third quarter of 2002 were $202.4 million and $21.7 million, respectively. Net income for Moscow on a stand-alone basis in the third quarter of 2002 was $43.5 million and VimpelCom-Region's net loss was $2.4 million. In the third quarter of 2002 VimpelCom-Region showed substantial improvement in its financial results over the figures reported for the second quarter of 2002 which were total operating revenues of $12.4 million and a net loss of $6.4 million.

VimpelCom's total capital expenditures for the third quarter of 2002 were approximately $136.2 million, with $62.3 million spent in the Moscow license area in order to maintain the quality and increase the capacity of the network as VimpelCom's Moscow subscriber base continues its rapid growth.




                            Key Subscriber Statistics


--------------------------------- ---------------- ---------------- -----------     -------------- ------------
                                        As of            As of        Change             As of       Change
                                  Sept. 30, 2002       Sept. 30,       (%)          June 30, 2002      (%)
                                                         2001

--------------------------------- ---------------- ---------------- -----------     -------------- ------------
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
Moscow license area                  3,305,200        1,357,100       143.5%          2,845,300    16.2%
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
Contract                              714,958          477,900        49.6%            701,700     1.9%
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
Prepaid                              2,590,242         879,200        194.6%          2,143,600    20.8%
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
Regions                               723,100          123,000        487.9%           430,900     67.8%
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
--------------------------------- ---------------- ---------------- -----------     -------------- ------------
Total Number of Subscribers          4,028,300        1,480,100       172.2%          3,276,200    23.0%
--------------------------------- ---------------- ---------------- -----------     -------------- ------------

--------------------------------- ---------------- ---------------- -----------     -------------- ------------
Churn (quarterly)                      8.5%             6.5%            --              6.9%           --
--------------------------------- ---------------- ---------------- -----------     -------------- ------------


Strong subscriber growth in Moscow continued through the third quarter of 2002 with prepaid subscribers growing faster than contract subscribers. As a result, the percentage of VimpelCom's prepaid subscribers in its Moscow subscriber base increased from approximately 75.3% at the end of the second quarter of 2002 to 78.4% at the end of the third quarter of 2002. VimpelCom's GSM subscribers in Moscow as a percentage of its overall Moscow subscriber base were 94.3% at the end of the third quarter of 2002, compared to 78.0% at the end of the third quarter of 2001. The Company also reported significant growth in its regional subscribers from 430,900 at the end of the second quarter of 2002 to approximately 723,100 at the end of the third quarter of 2002, or 67.8% of quarter-to-quarter growth.

The Company's quarterly churn rate in the third quarter of 2002 was 8.5%, compared to the Company's churn rate of 6.5% reported for the same period in 2001. The increase in churn was primarily a result of high subscriber growth rates in 2002, particularly in the low-end user segment, as well as internal migration and increased competition.

The Company's management will discuss its third quarter 2002 results on a conference call on November 21, 2002 at 6:30 pm Moscow time (10:30 am EST in New
York). The call may be accessed via webcast at the following URL address http://audioevent.mshow.com/78915.

                                     -more-

VimpelCom Announces Third Quarter And Nine Month 2002 Financial And Operating Results
Page 4 of 4

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 79% of Russia's population (115 million people), including the City of Moscow and the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's development plans. These and other forward-looking statements are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, most notably in the regions of Russia outside of Moscow, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                        christopher.mittendorf@edelman.com

                                -Tables Attached-




                Open Joint Stock Company "Vimpel-Communications"
              Unaudited Condensed Consolidated Statements of Income


                                                            Three months ended                Nine months ended
                                                                Sept. 30,                         Sept. 30,
                                                           2002           2001             2002             2001
                                                       -----------------------------  ----------------------------------
                                                        (In thousands of US dollars,  except per share (ADS) amounts)
Operating revenues:
        Service revenues and connection fees                 211,642        104,743           510,723           261,953
        Sales of handsets and accessories                     12,098         10,278            35,366            29,012
        Other revenues                                           394            372             1,188             1,025
                                                       -----------------------------  ----------------------------------
Total operating revenues                                     224,134        115,393           547,277           291,990
        Less revenue based taxes                             (3,057)        (1,295)           (7,759)           (3,470)
                                                       -----------------------------  ----------------------------------
Net operating revenues                                       221,077        114,098           539,518           288,520

Operating expenses:
        Service costs                                         32,841         22,094            78,143            54,572
        Cost of handsets and accessories sold                 11,023          8,518            27,194            26,225
        Cost of other revenues                                    13             22                45                89
        Selling, general and administrative expenses          68,354         38,735           182,117            93,137
        Depreciation and amortization                         26,431         15,481            67,262            44,617
        Provision for doubtful accounts                        6,279          3,789            14,425             9,797
                                                       -----------------------------  ----------------------------------
Total operating expenses                                     144,941         88,639           369,186           228,437
                                                       -----------------------------  ----------------------------------

Operating income                                              76,136         25,459           170,332            60,083

Other income and expenses:
        Other (loss) / income                                  (937)            333               176               290
        Interest income                                        2,030          1,184             5,076             4,869
        Gain on trading in securities                              0              7                58               247
        Interest expense                                    (13,852)        (5,403)          (32,458)          (20,068)
        Net foreign exchange gain / (loss)                     2,225        (3,645)           (7,656)           (1,607)
                                                       -----------------------------  ----------------------------------
Total other income and expenses                             (10,534)        (7,524)          (34,804)          (16,269)
                                                       -----------------------------  ----------------------------------

Income before income taxes and minority interest              65,602         17,935           135,528            43,814

Income tax expense                                            24,974          3,987            44,923            15,293
Minority interest in net earnings                                141             33               131                66
of subsidiaries
                                                       -----------------------------  ----------------------------------

Net income                                                    40,487         13,915            90,474            28,455
                                                       =============================  ==================================

Net income per common share                                     1.06           0.42              2.38              0.87
                                                       =============================  ==================================

Net income per ADS equivalent                                   0.80           0.32              1.79              0.65
                                                       =============================  ==================================

Weighted average common shares outstanding (thousands)        38,021         32,851            38,010            32,851
                                                       =============================  ==================================

EBITDA                                                       102,567         40,940           237,594           104,700




                         Open Joint Stock Company "Vimpel-Communications"
                              Condensed Consolidated Balance Sheets


                                                          Sept. 30,              December 31,
                                                             2002                    2001
                                                         (unaudited)

                                                   ------------------------------------------------
                                                            (In thousands of US dollars)
Assets
Current assets
          Cash and cash equivalents                 US$             293,342  US$           144,172
          Short-term investments                                          0                    920
          Accounts receivable                                        79,314                 49,678
          Other current assets                                      111,184                 69,217
                                                   ------------------------------------------------
Total current assets                                                483,840                263,987

Non-current assets
          Property and equipment, net                               789,729                535,405
          Intangible assets, net                                     79,876                 70,926
          Other assets                                               94,965                 55,488
                                                   ------------------------------------------------
Total non-current assets                                            964,570                661,819

Total assets                                          US$         1,448,410  US$           925,806
                                                   ================================================

Liabilities and shareholders'equity
Current liabilities:
          Accounts payable                            US$            79,123  US$            42,680
          Due to related parties                                      1,089                    883
          Customer deposits                                          94,027                 63,019
          Deferred revenue                                            2,031                  1,874
          Bank loans, current portion                                34,190                 17,852
          Capital lease obligation, current                           2,968                  4,208
          portion
          Equipment financing obligation, current                   121,763                 68,290
          portion
          Accrued liabilities                                        51,017                 13,035
                                                   -----------------------------------------------
Total current liabilities                                           386,208                211,841

Deferred income taxes                                                22,317                 18,214
Bank loans, less current portion                                    275,050                  0,100
5.5% Senior convertible notes due July 2005                          84,642                 81,027
Equipment financing, less current portion                            79,416                 56,196

Minority Interest                                                     1,950                    307

Shareholders' equity                                                598,827                508,121
                                                   ------------------------------------------------

Total liabilities and shareholders' equity              US$       1,448,410  US$           925,806
                                                   ================================================


                                                       ###